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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

                                                                ---------------------------------
                            NOTIFICATION OF LATE FILING                 SEC FILE NUMBER
                                                                           000-27629
                                                                ---------------------------------
                                                                          CUSIP NUMBER
                                                                          05367W 10 5
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(Check One):  |_| Form 10-K and Form 10-KSB  |_| Form 20-F
              |X| Form 10-Q and 10-QSB       |_| Form N-SAR

         For Period Ended:  September 30, 2007
                           -------------------
         |_|  Transition Report on Form 10-K
         |_|  Transition Report on Form 20-F
         |_|  Transition Report on Form 11-K
         |_|  Transition Report on Form 10-Q
         |_|  Transition Report on Form N-SAR
         For the Transition Period Ended:
                                          -----------------------------


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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I--Registrant Information

Full Name of Registrant:            Aviation Upgrade Technologies, Inc.
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Former Name if Applicable  N/A
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Address of Principal Executive Office (Street and Number): 14785 Omicron Drive,
                                                           Suite 104
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City, State and Zip Code:                                  San Antonio, TX 78245
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Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort and expense and the Registrant seeks relief pursuant to Rule 12b-5(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X]
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date [X]; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable. [ ]

Part III--Narrative

State below, in reasonable detail, the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets, if needed)

As a result of a recently announced reverse merger that was completed on November 13, 2007, the Registrant cannot file the Form 10-Q in a timely manner without unreasonable burden and expense.

Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification

       Alexander L. Weis, Ph.D.               (210) 677-6000
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      (Name)                            (Area Code) (Telephone Number)

(2) Have all other periodic reports under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                 |X| Yes |_| No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      As a result of the previously announced change of control when OncoVista, Inc. ("OncoVista") acquired approximately 95.7% of the issued and outstanding capital stock of the Registrant on August 16, 2007, the Registrant's license agreement for an electronic tire valve cap was terminated. Accordingly, on August 16, 2007, the Registrant ceased all business operations. On November 13, 2007, the Registrant completed a reverse merger whereby OncoVista became the Registrant's wholly owned subsidiary and OncoVista's business operations became the Registrant's sole line of business. Consequently, on November 13, 2007, the Registrant resumed business operations.

      The Registrant expects there to be a significant change in the results of operations for the third quarter of 2007 when compared to the results of operations for the third quarter of 2006 and at this stage a reasonable estimate cannot be made as to the amount of such change as the underlying data for the results of operations is still being compiled.

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                       Aviation Upgrade Technologies, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    November 14, 2007        By:/s/ Alexander L. Weis, Ph.D.
       -------------------           -------------------------------------------
                                  Name: Alexander L. Weis
                                  Title: Chairman of the Board of Directors,
                                  Chief Executive Officer, and President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).